Aspen Exploration Corporation
                        2050 S. Oneida Street, Suite 208
                                Denver, CO 80224

By EDGAR and facsimile

June 15, 2007

John Cannarella
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549


RE:      Aspen Exploration Corporation
         Form 10-KSB for the Fiscal Year Ended June 30, 2006
         Filed October 12, 2006; File No. 000-09494

Dear Mr. Cannarella:

     Aspen Exploration Corporation ("Aspen") filed its annual report on Form 10-KSB for its fiscal year ended June 30, 2006, with the Commission on October 12, 2006. You have reviewed and commented on that Form 10-KSB in a letter sent to Aspen Exploration on March 21, 2007 to which Aspen responded by letter dated April 27, 2007. This letter is in response to your follow-up letter dated May 25, 2007. We very much appreciate the time you and the other members of the Commission's staff have taken in reviewing the Form 10-KSB.

     The following narrative further addresses your comments (which we have repeated in italic type).

Form 10-KSB for the Year Ended June 30, 2006
--------------------------------------------

Outlook and Trends, page 18
---------------------------

1. We note your response to comment two of our letter dated March 21, 2007 which indicates that estimated reserve additions resulted primarily from 19 new wells in which you held interests. Such wells added a total of 1,488,804 Mcf of gas reserves, of which 287,210 Mcf were produced prior to June 30, 2006. Please revise to include this disclosure.

     We will revise disclosure in our Form 10-KSB for the year ended June 30, 2007 to include this disclosure.

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Securities and Exchange Commission
June 15, 2007
Page 2


2. We note your response to comment two of our letter dated March 21, 2007 which indicates how you use your reserve replacement measure. Please revise to include this disclosure.

     We will revise disclosure in our Form 10-KSB for the year ended June 30, 2007 to include this disclosure.

Item 8A. Controls and Procedures, page 29
-----------------------------------------

3. We note your disclosure that indicates there were no changes in your internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation. Please revise this disclosure to indicate whether there were changes in your internal controls as of the last fiscal quarter rather than subsequent to the date of evaluation. Refer to Item 308 of Regulation S-B.

It is important to note that the disclosure in Item 8A has to do with disclosure controls and procedures as defined in Item 307 of Regulation SB (Disclosure Controls and Procedures). The disclosure requirements of Item 308 of Regulation SB (Internal Control Over Financial Reporting) is not yet applicable to Aspen. It is also important to note that the personnel changes referenced in your earlier comment and on page 29 of the 10-KSB for the period ending June 30, 2006, occurred prior to the end of Aspen's last fiscal year - prior to June 30, 2006. Aspen made no personnel changes relating to disclosure controls subsequent to June 30, 2006.

As discussed previously, on page 29 of the 10-KSB for the period ending June 30, 2006, the Company made the following disclosure about changes made prior to June 30, 2006:

         "In reaching his conclusion, our president also considered various mitigating factors, noting that formerly Aspen had one consultant serving us on a part-time basis, and during fiscal 2006 we had increased our accounting staff to three consultants, including two certified public accountants."

Note the reference that the personnel changes were made "during fiscal 2006." These personnel changes themselves and the associated reallocation of certain responsibilities from our chief financial officer to the new personnel constituted the changes that were made during the last quarter of 2006. The addition of competent, qualified personnel clearly resulted in an improvement in Aspen's disclosure controls which were realized by the end of Aspen's fiscal year ending June 30, 2006. Consequently, Aspen believes that its statement in the Form 10-KSB and in subsequent reports accurately reflects the facts of the situation at the times disclosure was made and as of the end of the periods identified. Although Aspen is considering hiring a part-time chief financial officer to further assist in maintenance of internal controls, Aspen has not done so and believes that its disclosure controls and procedures are adequate with the current personnel.

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Securities and Exchange Commission
June 15, 2007
Page 3


4. We note your disclosure that you will continue to implement appropriate changes as they are identified, and will implement changes in fiscal year 2007 to remediate the material weaknesses. Please tell us which changes were implemented in fiscal year 2007 and how you determined that they did not result in a change in internal controls for fiscal quarters ended September 30, 2006, and December 31, 2006.

As indicated in the response to the previous comment, Aspen believes that its internal controls were effective after June 30, 2006 based on the changes previously discussed related to the addition of consultants in 2006. Aspen's work in this area during 2007 has been reallocating responsibilities among the new personnel to make their work more efficient, and Aspen does not believe that these actions constitute "other factors that could significantly affect these internal controls subsequent to the date of their evaluation." The operative concept in the disclosure requirements and your comment #3 is the term "significant." While the reallocation of responsibilities among existing Aspen personnel who are learning to work together more efficiently may impact internal controls, Aspen does not believe that this impact can be considered "significant."

Consolidated Statements of Income, page 46
------------------------------------------

5. We note your response to comment two of our letter dated March 21, 2007. Please tell us the terms of the contract that require reimbursement of general and administrative expenses attributable to the joint operation of wells in which you are the operator. Additionally, please tell us whether or not the amounts received and recorded as income are equal to or greater than the amounts that you expense. In addition, please file the related operating agreements as required by Item 601(b)(10) of Regulation S-B.

As of May 31, 2007, Aspen has entered into approximately 215 joint operating agreements with various parties (joint interest owners) for the 59 wells in which it acts as operator, which operating agreements have terms that are accepted by the joint interest owners and that are standard in the oil and gas industry.(1) In each case, Aspen uses the Model Form Operating Agreement published by the American Association of Petroleum Landmen (Form 610-1982) as the basis from which to draft the operating agreement, and uses the Accounting Procedures for Joint Operations published by the Council of Petroleum Accountants Societies (COPAS 1984 Onshore). Your first comment relates to Overhead Expenses discussed in Part III of the COPAS Accounting Procedures and the payment obligations found in Section VII.C of the operating agreement.

Part III of the COPAS Accounting Procedures defines the overhead expenses that are charged to the joint accounts. In some cases (such as "salaries, wages and Personal Expenses of Technical Employees directly employed on the Joint Property"), the COPAS Accounting Procedures are modified to provide that the expenses are not included in the general overhead rate, but will be billed to

-------------------------


(1) For confidentiality purposes, Aspen will enter into a separate operating agreement with each working interest owner for the wells. Many working interest owners do not want to disclose their participation to the other working interest owners. Thus there may be eight to 20 operating agreements per well.

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Securities and Exchange Commission
June 15, 2007
Page 4


the joint interest owners. In other cases (such as "The salaries, wages and Personal Expenses of Technical Employees and/or costs of professional consultant services and contract services of technical personnel either temporarily or permanently assigned to and directly employed in the operation of the Joint Property"), the COPAS Accounting Procedures are modified to provide that the expenses are included in the general overhead rate. In almost all cases, Aspen charges a general monthly producing overhead rate per well. The COPAS Accounting Procedures form contemplates a drilling overhead rate per month, but Aspen's wells are sufficiently shallow, therefore, a per-well flat drilling and initial completion rate is more applicable to the situation.

In your comment, you asked Aspen to advise "whether or not the amounts received and recorded as income are equal to or greater than the amounts that you expense." Aspen's general overhead expenses are not easily identifiable on a per well basis. The general overhead expense determined in the COPAS Accounting Procedures is intended to compensate Aspen for all non-allocable expenses associated with the well drilling operations. At June 30, 2006, Management fees received covered approximately 35% of general and administrative expenses. Although prior industry practice has been to recognize revenue for these fees, we agree that these fees should be offset against G&A expense in accordance with Rule 4-10(c)(6)(iv) of Regulation S-X, and we will reclassify these fees in our forthcoming 10-KSB for the period ending June 30, 2007.

You asked Aspen to "Please tell us the terms of the contract that require reimbursement of general and administrative expenses attributable to the joint operation of wells in which you are the operator." These are found in Section VII.C of the form operating agreement, which provides as follows

      Except as herein otherwise specifically provided, Operator shall promptly pay and discharge expenses incurred in the development and operation of the Contract Area pursuant to this agreement and shall charge each of the parties hereto with their respective proportionate shares upon the expense basis provided in Exhibit "C" [the COPAS accounting procedures]. Operator shall keep an accurate record of the joint account hereunder, showing expenses incurred and charges and credits made and received.

      Operator, at its election, shall have the right from time to time to demand and receive from the other parties payment in advance of their respective shares of the estimated amount of the expense to be incurred in operations hereunder during the next succeeding month, which right may be exercised only by submission to each such party of an itemized statement of such estimated expense, together with an invoice for its share thereof. Each such statement and invoice for the payment in advance of estimated expense shall be submitted on or before the 20th day of the next preceding month. Each party shall pay to Operator its proportionate share of such estimate within fifteen (15) days after such estimate and invoice is received. If any party fails to pay its share of said estimate within said time, the amount due shall bear interest as provided in Exhibit "C" until paid. Proper adjustment shall be made monthly between advances and actual expense to the end that each party shall bear and pay its proportionate share of actual expenses incurred, and no more.

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Securities and Exchange Commission
June 15, 2007
Page 5


Your comment also asked us to "please file the related operating agreements as required by Item 601(b)(10) of Regulation S-B". We note that Item 601(b)(10) of Regulation SB requires that "[e]very material contract, not made in the ordinary course of business" be filed as an exhibit to Aspen's Form 10-KSB. None of the approximately 215 individual operating agreements is material to Aspen, and each of them has been made in the ordinary course of business. Although certain of the operating agreements include affiliates of Aspen as parties, each of the contracts with affiliates is made on the same terms and conditions as the contracts with non-affiliates in the same wells. Furthermore, because the affiliates are subject to the same terms and conditions as the non-affiliates (including the obligation of the affiliates to make investments on the same terms and timing as the non-affiliates), these are not compensatory contracts.


6. Please revise your current presentation to report reimbursements received as a reduction of general and administrative costs rather than as revenue.

Please see Aspen's response to your comment #5. Based on the discussion in response to your comment #5, Aspen will reclassify operating fee payments received pursuant to the COPAS Accounting Procedures as a reduction of general and administrative costs rather than as revenue and disclose this reclassification in our forthcoming 10-KSB for the year ended June 30, 2007.


Consolidated Statements of Cashflows, page 48
---------------------------------------------

7. We note your response to comment 7 of our letter dated March 21, 2007. Please clarify if the cash advances from co-owners of property, where Aspen is the operator, are legally restricted by terms of the operating agreement. In doing so, please reference the appropriate accounting guidance which supports your classification of the advances from co-owners as cash and cash equivalents rather than restricted cash.

     The funds in question are not "restricted cash" because Aspen does not segregate funds received as operator. There is no requirement in the operating agreement or in the COPAS accounting procedures that Aspen, or any other operator using those forms, segregate funds received until expended. As described in response to comment 7 in our letter of April 27, 2007, because of the very short time period during which Aspen holds the funds, these funds are not realistically available to Aspen for any other purpose and do not fit within the other definitions for "restricted cash" set forth in SFAS 95. As such, the Company believes that the advances are appropriately classified in its statement of cash flows.

Note 1, Summary of Significant Accounting Policies, page 48
-----------------------------------------------------------

8. We note your response to comment 10 of our letter dated March 21, 2007. Please clarify how you apportion your exploration costs between proved and unproved properties.

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Securities and Exchange Commission
June 15, 2007
Page 6

     As previously discussed and as disclosed in the Form 10-KSB, Aspen does have unproved properties and unevaluated properties. These properties are, however, immaterial to Aspen individually and in the aggregate, both quantitatively and qualitatively. However immaterial, capitalized costs associated with these properties are included in Aspen's full cost pool.

     The explanation you requested is contained in the penultimate sentence on page 18 in the section entitled "Property, Equipment and Depreciation" (emphasis supplied):

         "We follow the full-cost method of accounting for oil and gas properties. Under this method, all productive and nonproductive costs incurred in connection with the exploration for and development of oil and gas reserves are capitalized. Such capitalized costs include lease acquisition, geological and geophysical work, delay rentals, drilling, completing and equipping oil and gas wells, including salaries, benefits and other internal salary related costs directly attributable to these activities. Costs associated with production and general corporate activities are expensed in the period incurred. Interest costs related to unproved properties and properties under development are also capitalized to oil and gas properties. If the net investment in oil and gas properties exceeds an amount equal to the sum of (1) the standardized measure of discounted future net cash flows from proved reserves, and (2) the lower of cost or fair market value of properties in process of development and unexplored acreage, the excess is charged to expense as additional depletion. Normal dispositions of oil and gas properties are accounted for as adjustments of capitalized costs, with no gain or loss recognized."

     Thus, Aspen believes that the disclosure requested, to the extent material, is included in Aspen's Form 10-KSB for the year ended June 30, 2006.


9. We note your response to comment 14 of our letter dated March 21, 2007. Please disclose how your calculation of the ceiling test and depreciation, depletion and amortization is affected by the adoption of SFAS 143.

To ensure Aspen does not "double count" the expected future cash outflows associated with asset retirement costs, those outflows associated with settling ARO's that have been accrued on the balance sheet are excluded from the computation of the present value of estimated future net revenues for the purpose of the full cost ceiling calculation. Additionally, the Company does not have material costs related to expected future dismantlement and abandonment as estimated salvage values generally equal or exceed those costs. As such, the adoption of SFAS 143 did not have an effect on DD&A for the period.


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Securities and Exchange Commission
June 15, 2007
Page 7


The adoption of SFAS 143 does not materially affect the full cost ceiling calculation or DD&A for the period ending June 30, 2006, or the subsequent quarters reported to date. Therefore, we will disclose how the adoption of SFAS 143 might affect the company in our forthcoming 10-KSB.

Note 8, Gain on Sale of Investment, page 63
-------------------------------------------

10. We note your response to comment 21 of our letter dated March 21, 2007 which indicates that shares of UR Energy stock commenced trading in November 2005 on the Toronto Stock Exchange. Please tell us if you were restricted from selling your shares of UR Energy at the time of the public offering. Absent stock that was restricted as defined by footnote 2 to paragraph 3(a) of SFAS 115, it appears that as of November 2005 your investment in UR Energy was within the scope of SFAS 115. Refer to paragraph 3(b) of SFAS 115. Please revise or advise.

     First of all, Aspen agrees that its ownership of UR Energy common stock should be considered in light of SFAS 115, and Aspen believes that it has done so. In reaching this conclusion, it is important to note the following:

o UR-Energy common stock did not commence trading until January 19, 2006, when it commenced trading on the Toronto Stock Exchange. Thus there was no public market for the shares during the quarter ended December 31, 2005. Since there was no public market at all for UR Energy common stock during the quarter ended December 31, 2005, Aspen believes that SFAS 115 would have prohibited Aspen from booking up the UR Energy common stock on its balance sheet.

o Although limited trading of the UR Energy stock commenced in the third quarter of FY 2006, Aspen determined it would be potentially misleading to investors to record a value of this asset (and corresponding gain) for a start-up Canadian company that had limited trading activity, no significant operating activities, and had disclosed doubts about their ability to continue as a going concern in their fillings for the period ending December 31, 2005. As a result, management felt it would be more appropriate to continue evaluating the activities of the company, and not record the investment until it was apparent there was real value for the shareholders. This decision, and the effects that recording the investment using the provisions of SFA 115 would have had on the Company's financial position in the second and third quarters of FY 2006 were clearly disclosed in Note 8 of our 10-KSB for the period ending June 30, 2006.

     We trust that the foregoing information completely responds to your comments. Please contact us if you have questions or require additional information.

Very truly yours,

/s/ Robert Cohan
-----------------------
Robert Cohan
Chief Executive Officer

Cc:  Jill Davis, Branch Chief